

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 1, 2007

Mr. Kevin L. Foxx
SemGroup Energy Partners, G.P., L.L.C.
Two Warren Place
6120 South Yale Avenue, Suite 700
Tulsa, Oklahoma 74136

> **Re: SemGroup Energy Partners, L.P.
> Registration Statement on Form S-1
> Filed April 13, 2007
> File No. 333-141196**

Dear Mr. Foxx:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed March 13, 2007

General

1.   We are currently reviewing your request for confidential treatment and may issue comments in a separate letter. Be advised that we will not be able to accelerate the effectiveness of the registration statement until all comments relating to the confidential treatment request have been cleared.

2.   We remind you of prior comments 2 and 3. Once you provide the information required by the comments, we will need sufficient time to review it.

3.   We note your response to prior comment 7. We do not agree with your position. Please remove the map. The map may suggest to readers that your operations, as a stand-alone company, are more substantial than as represented in the filing. Also, we note that you already address in some detail elsewhere in the filing your relationship with the parent company.

Our Relationship with Our Parent, page 3

4.   We note the supplemental information you have provided in support of your statement "our Parent, a leading provider of midstream energy services in the United States." Because the term "leading" is not defined anywhere in the filing and may be attributed several meanings, it does not appear appropriate to state that, based on the information you provided, your parent is a leading provider of midstream energy services in the United States. Please remove the statement or provide additional documentation specifically supporting your representation.

The Offering, page 9

5.   We note your response to prior comment 19. Please provide written confirmation that the amount to be distributed to your parent represents the fair market value of the assets being contributed to you.

Gathering Transportation Services Revenues, page 48

6.   Quantify how much greater than the minimum monthly volumes were the actual transportation volumes for the year ended December 31, 2006

7.   Please briefly discuss what your historical experience has been with respect to the termination or non-termination of producer field services contracts.

Our Relationship with Our Parent, page 80

8.   We note your response to prior comment 6. Although you describe the anticipated benefits resulting from the separation from your parent and the conflicts that may arise as result of your continuing relationship with your parent, you do not discuss any negative impact to you that may result from the separation. We therefore reissue the comment in part.

9.   In addition, please explain why the crude oil gathering, transportation, terminalling and storage operations of a publicly traded partnership would have a greater value and a lower cost of capital than could be obtained by operating the assets in a separate business segment of the Parent.

Compensation Discussion and Analysis, page 97

10.   We note on page 97 the statement, "The portion of compensation expense for our named executive officers that is allocated to us by our Parent will be included in the annual administrative fee of $5.0 million that we will pay to our Parent pursuant to the Omnibus Agreement." Please estimate, in percentage terms, the amount of annual administrative fee that the compensation expense will represent.

Compensation Discussion and Analysis, page 97

11.   We note that the base salary of the named executive officers will be based on a number of factors, including the historical salaries for services rendered to the parent and affiliates and certain market data. To facilitate the investors' understanding of the salary determination process, please disclose the amount of salaries paid to the named executive during the last year and, if available, the relative amount of time devoted to the business of your historical operations. We note that you have included financial disclosure, on a pro forma basis, depicting the result of your operations during the last year. Accordingly, it appears relevant to discuss the named executives' salaries during the last year. Also, identify the market data used in the determination of base salaries and describe how it will be used in such determination.

Notes to Unaudited Pro Forma Financial Statements, page F-5

Note 2. Pro Forma Adjustments and Assumptions, page F-5

12.   We have reviewed your response to comment 67 of our letter dated April 6, 2007 and do not agree with your conclusion. We believe the adjustment for incentive compensation in adjustment (j) is not an appropriate adjustment in the pro forma financial statements in accordance with Regulation S-X, Rule 11-02(b)(6). Please revise your pro forma statements and notes to remove the effect of this adjustment. In addition, please note we would expect this adjustment to be included in your tables of available cash as presented on pages 41, 45 and 46 as it will continue to affect the cash available for distribution.

Notes to Financial Statements, page F-12

13.   We have reviewed your response to comment 71 of our letter dated April 6, 2007 and understand that you believe you have no legal or contractual obligations associated with the retirement of your property, plant and equipment. To further our understanding, supplementally tell us who will incur the obligations associated with the retirement of the property, plant and equipment you currently

own and the circumstances under which the future obligations have been
transferred to a third party.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202)
551-3717 if you have questions regarding the accounting comments. Please contact
Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other
questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
        R. Milne
        A.N. Parker
        C. Moncada-Terry